July 19, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Chuy’s Holdings, Inc.
Registration Statement on Form S-1
File No. 333-176097

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Chuy’s Holdings, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-1 (File No. 333-176097) (the “Registration Statement”) be accelerated to 3:00 p.m., Eastern time, on Monday, July 23, 2012 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Jones Day, by calling Charlie Haag at 214.969.5148.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 19, 2012

Please contact Charlie Haag at Jones Day at 214.969.5148 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Chuy’s Holdings, Inc.

/s/ Jon W. Howie
By:	Jon W. Howie
Title:	Chief Financial Officer

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Sharon A. Russell, Chief Administrative Officer, Chuy’s Holdings, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP